News Release

TransAlta Reaches Agreement with Market Surveillance Administrator

CALGARY, Alberta (September 30, 2015) – TransAlta Corporation (“TransAlta”) (TSX: TA; NYSE: TAC) advises today that it has reached an agreement with the Market Surveillance Administrator (the “MSA”) to settle all outstanding proceedings before the Alberta Utilities Commission (the “AUC”). An application for a consent order reflecting this settlement, which is subject to approval by the AUC, was filed today and will be reviewed at a hearing to be scheduled later this year.

Under the terms of the agreement, TransAlta will pay a total amount of $56 million including approximately $27 million as a repayment of “economic benefit” under the legislation, $4 million to cover the MSA’s legal and related costs, and a $25 million administrative penalty.

Additional terms include that TransAlta will pay the agreed amount in two separate installments with the first payment of $30 million due 30 days after the AUC issues an order approving the settlement. The remaining amount will be paid one year later.

About TransAlta:

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

Forward Looking Statements:

This news release contains forward-looking statements within the meaning of applicable securities laws, including statements regarding the settlement agreement with Alberta's Market Surveillance Administrator and the approval of the settlement by the Alberta Utilities Commission. These statements are based on TransAlta’s belief and assumptions based on information available at the time the assumptions were made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include a decision by the Alberta Utilities Commission to alter the terms of, or not approve, the proposed settlement. Readers are cautioned not to place undue reliance on these forward looking statements, which reflect TransAlta’s expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For more information:

Investor Inquiries:	Media Inquiries:
Jaeson Jaman	Stacey Hatcher
Manager, Investor Relations	Manager, Communications
Phone: 1-800-387-3598 in Canada and U.S.	Phone: Toll-free media number: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com